Kaman Corporation 1332 Blue Hills Avenue Bloomfield, CT USA
P 860.243.7100 www.kaman.com
September 24, 2018

Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    SEC Letter dated September 14, 2018
    RE:     Kaman Corporation
Form 10-K for the Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Period Ended June 29, 2018
Filed August 8, 2018
File No. 1-35419

Dear Sir or Madam:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC filing. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

Financial Statements

SEC Comment: Form 10-K for the Year Ended December 31, 2017, General, page 43

You state on page 43 of the 10-K that you provide composite components and bearings products for Airbus platforms including the Airbus A320. A document titled "Orders, Deliveries, Operators - Worldwide" on the Airbus website identifies Sudan Airways and Syrian Air as having ordered, having taken delivery of, and operating Airbus A320 aircraft.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response:

The Company takes seriously its obligation to comply with all applicable laws and regulations, including those relating to U.S. economic sanctions and export controls pertaining to Sudan and Syria, and the Company has instituted a robust compliance program designed to ensure that all Company personnel involved in international business and exporting activity are knowledgeable and positioned to prevent impermissible contacts with denied parties or sanctioned countries.

The Company hereby confirms that, to the best of its knowledge and belief after making appropriate internal inquires, for at least the last three fiscal years and the subsequent interim period: (i) it has not had, nor does it anticipate having, any contacts with Sudan and Syria, whether directly or indirectly, through its subsidiaries, affiliates, partners, customers, joint ventures, or other direct or indirect arrangements, (ii) it has not provided, nor does it anticipate providing, any services, products, information, or technology to Sudan or Syria, directly or indirectly, and (iii) it has not had, nor does it anticipate having, any agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria or entities they control.

The Company manufactures and supplies aerospace products and components to customers, such as Airbus, to be incorporated into other products that are ultimately delivered to their end customers. The Company does not influence or control where its customers sell their completed products or the customers to which they are sold, nor does it influence or control the subsequent disposition or resale of the products. As noted in your letter, there is publicly available information that suggests that certain aircraft manufactured and sold by Airbus may be operating in Sudan or Syria. However, the Company hereby confirms that, to the best of its knowledge and belief after making appropriate internal inquiries, all such activities were done without the direct or indirect involvement of the Company (except to the extent that the Company, like its other industry peers, supplies components and parts to customers that install such components and parts on aircraft operated worldwide). The Company is not, directly or indirectly, involved in the sale, transfer, or operation of these aircraft, and the Company has no employees, operations, subsidiaries, affiliates, partners, joint venture interests, or investments in Syria or Sudan.

Given the lack of any direct or indirect contacts with Sudan or Syria, the Company does not believe that these sales are material to investors in any quantitative or qualitative respect, including reputational considerations. The Company is not aware of any negative impact to it or the trading value of its shares of common stock given investor sentiment directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

SEC Comment: Form 10-Q for the Period Ended June 29, 2018, 3. Significant Accounting Policies Update, Revenue Recognition, page 9

We note that you recognize revenue at a point in time for your K-MAX program with revenue now being recognized upon delivery to the customer. Please tell us, and disclose, if material, the significant judgments you made in determining that this is the appropriate point to recognize revenue. Refer to ASC 606-10-25-30 and 606-10-50-19. Also, in order for us to better understand the change in your accounting policy for this program, please provide us your analysis regarding why the timing of revenue recognition for the K-MAX program changed from cost-to-cost revenue recognition under percentage-of-completion accounting to the point-in-time method. Refer to ASC 606-10-25-27 through 29. Please specifically address your consideration of any customer deposits and customer specifications for this program, as applicable.

Response:

Prior to the adoption of the new revenue standard, ASC 606, we accounted for the recognition of revenue for the K-MAX® aircraft under the scope of ASC 605-35, using the percentage of completion method as the aircraft are complex aerospace transport vessels that are produced in low volumes over long periods of time with certain features that are customizable to customer specifications.
In adopting the new revenue standard, ASC 606, the Company evaluated all of its contracts with customers whereby we manufacture and sell K-MAX® aircraft to determine the appropriate revenue recognition model for each contract.
In performing this evaluation, we noted that in accordance with ASC 606-10-25-27, an entity satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a)	The customer simultaneously receives and consumes the benefits provided by the entity's performance as the entity performs;

b)	The entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

c)	The entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

In evaluating the revenue recognition for these contracts under ASC 606, we noted that our contracts with customers for the sale of K-MAX® aircraft do not transfer control to the customer until the aircraft is completed, payment is received and transfer of title and delivery to the customer has occurred. Accordingly, the criteria a) and b) (noted above) for over time revenue recognition under ASC 606 were not met.
The Company further evaluated criterion c) with respect to over time revenue recognition. In each of the Company’s contracts for the manufacture and sale of K-MAX® aircraft, the Company receives a nominal deposit from the customer during the production phase of this aircraft, which does not represent a significant portion of the total purchase price of the aircraft. The balance of purchase price of each aircraft is due and payable upon delivery of the completed aircraft to the customer, and our contracts with customers do not provide an enforceable right to payment for performance completed to date during the production of each aircraft. Accordingly, we determined that we did not meet the right to payment criteria noted above with respect to over time revenue recognition. Additionally, in evaluating the criteria for no alternative use, we noted that the customization of the aircraft typically reflects certain additional equipment and services, but minimal customization to the underlying base aircraft. This would allow the aircraft to be redirected to another customer contract with minimal cost of re-work. Moreover, we are not restricted contractually from redirecting the aircraft to another customer. Accordingly, we determined the production of each aircraft also represented an asset with alternative use to the entity based on the criteria noted in ASC 606-10-25-28.
As a result of this analysis, the Company determined we would recognize revenue at a point in time under ASC 606 for each of our K-MAX® contracts. Based on the criteria in ASC 606-10-25-30, the Company determined that its performance obligations for K-MAX® aircraft are satisfied at the point in time that each aircraft is accepted by the customer as the customer obtains control of the asset at that point in time.

SEC Comment: Form 10-Q for the Period Ended June 29, 2018, 13. Commitments and Contingencies, page 25

In regard to your disclosures related to the offset agreement, please more fully address the following:

•	explain how the notional value was determined;

Response:

The agreement between the customer and the Company defines the notional value as equal to sixty percent of the contract value, which is valued in USD; therefore, the notional value of approximately $194.0 million is equal to sixty percent of the total contract value of approximately $324.0 million. We will expand our disclosure in future filings to include this information.

•	clarify how and when you expect to satisfy the terms of this arrangement and when and by who your satisfaction of this arrangement will be determined;

Response:

As noted in our Form 10-Q for the period ended June 29, 2018, the Company is currently developing a proposal to satisfy the offset requirements that will be submitted to the customer before the end of the year. In accordance with the offset agreement, the customer must respond to the Company's proposal within ninety days, either approving, rejecting, or requesting additional information which could extend final approval of the plan. The Company expects approval of the proposal during the first half of 2019. The satisfaction of the offset requirements will be determined by the customer and is expected to occur over a seven-year period. We will expand our disclosure in future filings to include this information.

•	clarify when and how you expect to account for this arrangement in your financial statements.

Response:

The Company has not recognized any revenue associated with this contract as of June 29, 2018. As noted above, the Company is in the process of developing a business proposal to satisfy the offset obligations within the contract, which is subject to approval by our customer. At the time this plan is more fully developed, we will assess whether any aspects of the business plan to fulfill such offset obligations represent a separate performance obligation within the contract. If any additional performance obligations are identified, revenue will be allocated to such performance obligations in accordance with ASC 606-10-32-28 through ASC 606-10-32-35. In accordance with the contract, if the Company does not satisfy the offset obligation as part of an approved plan, the Company is subject to contractual penalties up to $16.5 million. To the extent these penalties are incurred, this amount would be treated as a reduction of the transaction price in our determination of the transaction price of each performance obligation within the contract and would be recognized at the point each performance obligation is satisfied under this contract. Finally, until such time as a plan is more fully developed, we have considered the penalties of $16.5 million as a reduction to the transaction price in our determination of the value of the remaining performance obligations within this contract within our disclosure of these amounts. We will expand our disclosure in future filings to include this information.

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.7838.

Sincerely,

/s/ Robert D. Starr
Robert D. Starr
Executive Vice President and Chief Financial Officer
Kaman Corporation